1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The seventh meeting of the sixth session of the board of directors of Yanzhou Coal Mining Company Limited (the “Company”) approved the amendment to the Articles of Association of the Company, and agreed to submit the same to the 2014 annual general meeting of the Company for consideration and approval.

In order to protect the property management service for the Company’s external development units, and at the same time achieve the realization of external income and efficiency of Jidong property service centre, the Company expanded the business scope by including operations of “property management service”, “landscaping”, “sewage treatment” and “heat supply” and made corresponding amendments to paragraph 2 of Article 12 of the Articles of Association. Details of the amendments are as follows:

The original paragraph 2 of Article 12 of the existing Articles of Association provides the following:

“The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease, repair, installation and dismantlement of machinery and equipments in the mining area; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coke and iron ore; import and export of goods and technology; warehousing; automobile repairs; labour dispatch.”

The above paragraph is to be amended as follows:

“ The business scope of the company includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease, repair, installation and dismantlement of machinery and equipments in the mining area; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coke and iron ore; import and export of goods and technology; warehousing; automobile repairs; labour dispatch; property management service, landscaping, sewage treatment; heat supply.”

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 March 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC